

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

April 22, 2010

By U.S. Mail and facsimile to (212) 696 -9809

Ms. Kathryn F. Fagan, Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, NY   10036

RE: Annaly Capital Management, Inc.
Form 10-K for the year ended December 31, 2009
File No. 001-13447

Dear Ms. Fagan:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in our comments and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reverse Repurchase Agreements, page 57; Borrowings, page 58

1.   We understand that you have entered into repurchase and reverse repurchase transactions accounted for as collateralized borrowings. For both repurchase transactions (borrowings) and reverse repurchase transactions (receivables), for

each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Financial Statements

Note 1 Organization and Significant Accounting Policies, page F-6

2.   We note that your wholly owned taxable REIT subsidiary RCap Securities Inc. ("RCap") operates as broker-dealer and has been granted membership in the FINRA. We also note the significant operating cash flows from repurchase and reverse repurchase transactions with broker dealer. Tell us how your statements of financial condition, operations and cash flows, and related notes comply with the disclosure requirements of ASC 940 including, but not limited to, disclosure of compliance with net capital requirements of FINRA and other regulatory agencies and exchanges.

3.   Given the nature of the new business you engage in through RCap, and the other businesses you engage in through your other subsidiaries FIDAC and Merganser, please explain to us your consideration of ASC 280 in determining whether you are required to disclose segment information.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· 	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief